

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

Leo Lu
Chief Executive Officer
Bitfufu Inc.
111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

> **Re: Bitfufu Inc.**
> **Amendment No. 10 to Draft Registration Statement on Form F-4**
> **Submitted June 16, 2023**
> **CIK No. 0001921158**

Dear Leo Lu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless noted otherwise, our references to prior comments refer to comments in our June 8, 2023 letter.

Amendment No. 10 to Draft Registration Statement on Form F-4

Results of Operations
Year ended December 31, 2021 compared to the 2020 period
Cost of revenues, page 151

1. We note your expanded disclosure of cost of revenues in response to prior comment 3. Your expanded disclosure is unclear in that you state cost of revenues from cloud-mining solutions increased significantly from 2020 to 2021 and identify and quantify the factors for the increase year over year. However, as noted in your disclosure as well as your table on page 141, cost of revenues from cloud-mining solutions decreased significantly from US$90,617 in the 2020 period to US$68.1 million in 2021. Please advise or revise.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue recognition
Cloud mining solution, page F-57

2. Please tell us and revise your disclosure to clarify what assets you lease. For example, we note in your May 16, 2023 response to prior comment 2 you reference the leasing of miners. We also note that in your March 31, 2023 response to prior comment 5 you reference both mining equipment and servers. Please clarify if each of these references are for the same equipment. We also note your accounting policy refers to leasing computing power, which does not appear to be a depreciable asset, and data center rack space.

3. Please tell us to what the "long-term hosting agreement" for both self-owned and leased mining machines entails, including whether it involves a lease. For example, does the agreement contain a lease of data center rack space? See March 31, 2023 response 5.

4. In your ASC 842 lease analysis, your May 16, 2023 response 2 indicates in part, "Specifically, it states that on a quarterly basis, both parties shall sign a minimum guarantee commitment for the lease of computing power , which is binding to both parties." We note that computing power is not a depreciable asset. Please clarify what the nature of this quarterly commitment is and how it relates to or defines the identified asset you assert you lease.

5. Your accounting policy references "electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers." Please tell us whether or not you believe these are lease payments, as that term is defined in ASC 842, and the reasons why or why not, and revise the policy to clarify your accounting for such costs.

6. In your response to prior comment 8 in your March 31, 2023 response letter you state that "the stability requirement is an assurance type of warranty, not a promise to provide a distinct good or service" and that "The contract stability requirement of BitFuFu provides a customer with the "assurance" that the related service will function as the parties intended because it complies with agreed-upon specifications (ASC 606-10-55-30). Such assurance is not a distinct service". Please describe how you are accounting for the assurance warranty and provide specific, supporting citation to authoritative literature. For example, your responses appear to assert that the stability requirement does not represent an option for additional distinct goods and services, but then suggests you provide additional service rather than credits or refunds to the customer for the failure to meet the stability requirement; references assurance warranty accounting requirements without analyzing their applicability given that the stability requirement appears to relate to your own performance; and is silent as to whether the stability requirement represents a form of variable consideration.

7.   In your response to prior comment 9 in your March 31, 2023 response letter you provided two models as illustrative examples for recognition under ASC 606, step 5. In order to help us evaluate this response, please clarify both the promises and the payment terms, including to what "T" refers, specified in the contract. For example, you state that the customer contracts for a number of days, but then assert the promise in the contract is each second of hash rate. Why do you believe this recharacterization of the promise is appropriate and how does that recharacterization relate to the payment terms (e.g., do you have an enforceable right to payment if you provide less than a day of the contracted service stability requirement)? Please also clarify whether your payment term with the customers is an amount per T and thus will vary at each increment above 95% of 100T. That is, please indicate whether your fee will increase the greater the stability rate you achieve. Alternatively, please tell us whether the fee is fixed as long as the stability rate is above 95%.

Cryptocurrency self-mining revenue, page F-61

8.   In order to help us continue to evaluate your ASC 606, step one analysis, please address the following:
- You indicate that the promised good or service is a valid proof of work (see March 31, 2023 response 10). Please clarify how many nonces are within a valid proof of work. For example, does a single proof of work contain one nonce or a range of nonces? If a range, what determines how many nonce attempts are within a single proof of work?
- Clarify how long it takes to transfer control of a single valid proof of work.
- Expand your March 31, 2023 response 10 contract combination analysis to more fully address ASC 606-10-25-9c

9.   In order to help us continue to evaluate your ASC 606 step three analysis, please address the following:
- Your December 9, 2022 response 13 indicates that you are not applying the ASC 606 variable consideration constraint, however your disclosure suggests you are. Please reconcile for us this apparent inconsistency.
- Your disclosure uses highly probable to describe application of the variable consideration constraint; however that standard is not compliant with ASC 606-10-32-11. Please revise your accounting policy to comply.
- Please clarify whether the three mining pools in which you participate - AntPool, Foundry and Poolin - use the FPPS payout mechanism.
- Identify the inputs for the payout mechanism used by the mining pools in which you participate, identifying whether the input is from the company. For inputs that are not from the company, clarify for us why they trigger the application of the constraint in ASC 606-10-32-11.

10.   Please propose revised accounting policy disclosure that addresses the following:
- Consider whether the reference to performance obligation in the first paragraph

should be removed. We note this paragraph is describing the facts of the legal contract, whereas the term "performance obligation" is an accounting concept addressed later in the accounting policy disclosure.

- Consider the need to revise the third paragraph and its reference to highly probable to be compliant with ASC 606-10-32-11.
- Consider the need to revise the fourth paragraph reference to "hash rate" to reflect your assertion that the promised good or service is a valid proof of work (see March 31, 2023 response 10).
- There are multiple qualifiers in the fourth paragraph (e.g., "upon the verification," "on a daily basis," and "within the same day once verified by all parties"). Consider the need to revise it to more clearly articulate when Bitcoin is settled. Also, clarify to whom "all parties" refers.
- Revise the fifth paragraph to clarify the meaning of the phrase "when earned" and reconcile this paragraph to the second paragraph.
- Revise the sixth paragraph to state, if true, the company recognizes impairment whenever fair value of bitcoin is below its carrying value. We note that both the first sentences reference to "…on a daily basis, on the following day…" and "If there is indicator of impairment…" make it unclear whether the company recognizes impairment whenever the fair value of bitcoin is below its carrying value.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrei Sirabionian